Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

April 1, 2015

VIA EDGAR

CONFIDENTIAL

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Suzanne Hayes

Re:                          Virtu Financial, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Virtu Financial, Inc., a Delaware corporation (the “Company”), we hereby submit accompanying changed pages to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed with the Securities and Exchange Commission on March 10, 2014, and as amended on March 27, 2014, February 20, 2015 and March 23, 2015 (File No. 333-194473), relating to the registration of up to 19,050,571 shares (including shares subject to the underwriters’ option to purchase additional shares) of the Company’s Class A common stock, par value $0.00001 per share.  The enclosed pages are marked to indicate changes from the Registration Statement and include, among other things, a preliminary price range for the Company’s Class A common stock, certain information previously left blank in the Registration Statement that is derived from such price range, pro forma financial information and certain other changes.  We also hereby enclose the draft of our opinion as to the legality of the shares of the Company’s Class A common stock being registered.

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3025 or Patricia Vaz de Almeida at (212) 373-3367.

Very truly yours,

/s/ John C. Kennedy

John C. Kennedy

cc:                                Douglas A. Cifu

Virtu Financial, Inc.

Michael Kaplan, Esq.

Davis Polk & Wardwell LLP

212-373-3000

212-757-3990

April [6], 2015

Virtu Financial, Inc.

900 Third Avenue

New York, NY 10022-1010

Virtu Financial, Inc.
Registration Statement on Form S-1
(Registration No. 333-194473)

Ladies and Gentlemen:

We have acted as special counsel to Virtu Financial, Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-1, as amended (the “Registration Statement”), of the Company, filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder (the “Rules”).  You have asked us to furnish our opinion as to the legality of the securities being registered under the

Registration Statement.  The Registration Statement relates to the registration under the Act of up to 19,050,571 shares of the Company’s Class A common stock, par value $0.00001 per share (the “Common Stock”), that may be offered by the Company (including shares that may be sold by the Company upon exercise of the underwriters’ over-allotment option) (the “Shares”).

In connection with the furnishing of this opinion, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

1.              the Registration Statement;

2.              the form of the Underwriting Agreement (the “Underwriting Agreement”), included as Exhibit 1.1 to the Registration Statement;

3.              the form of the Amended and Restated Certificate of Incorporation of the Company, included as Exhibit 3.1 to the Registration Statement; and

4.              the form of the Amended and Restated By-laws of the Company, included as Exhibit 3.2 to the Registration Statement.

In addition, we have examined (i) such corporate records of the Company that we have considered appropriate, including a copy of the certificate of incorporation, as amended, and by-laws, as amended, of the Company, certified by the Company as in effect on the date of this letter, and copies of resolutions of the board of directors of the Company relating to the issuance of the Shares, certified by the Company, and (ii) such other certificates, agreements and documents that we deemed relevant and necessary as a basis for the opinions expressed below.  We have also relied upon the factual matters contained in the representations and warranties of the Company made in the Documents and upon certificates of public officials and the officers of the Company.

In our examination of the documents referred to above, we have assumed, without independent investigation, the genuineness of all signatures, the legal capacity of all individuals who have executed any of the documents reviewed by us, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as certified, photostatic, reproduced or conformed copies of valid existing agreements or other documents, the authenticity of all the latter documents and that the statements regarding matters of fact in the certificates, records, agreements, instruments and documents that we have examined are accurate and complete.

Based upon the above, and subject to the stated assumptions, exceptions and qualifications, we are of the opinion that the Shares have been duly authorized by all necessary corporate action on the part of the Company and, when issued, delivered and paid for as contemplated in the Registration Statement and in accordance with the terms of the Underwriting Agreement, the Shares will be validly issued, fully paid and non-assessable.

The opinion expressed above is limited to the General Corporation Law of the State of Delaware.  Our opinion is rendered only with respect to the laws, and the rules, regulations and orders under those laws, that are currently in effect.

We hereby consent to use of this opinion as an exhibit to the Registration Statement and to the use of our name under the heading “Legal Matters” contained in the prospectus included in the Registration Statement. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Act or the Rules.

Very truly yours,

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP